UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-16073

CUSIP NUMBER 39036P 209

(Check one):  ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  ____________________________________________________________________________

PART I — REGISTRANT INFORMATION

Great Elm Capital Group, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

800 South Street, Suite 230

Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02453

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Great Elm Capital Group, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense due to the time and resources devoted to, and the complexity of, the accounting treatment and related disclosure of the recent purchase and sale transaction (the “Transaction”) through which the Company launched its real estate business. As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2018, an indirect subsidiary of the Company, Great Elm FM Holdings, Inc., acquired from IT Fort Myers Holdings LLC an 80.1% interest in certain Class A office buildings and associated property located in Fort Myers, Florida. The Transaction closed in early March. Activities, including the additional review and analysis of our independent registered public accounting firm, related to accounting disclosure in connection with the Transaction delayed the completion of the Form 10-Q.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Adam M. Kleinman(617)375-3006

(Name)              (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Great Elm Capital Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:May 10, 2018	By:/s/ John J. Woods
John J. Woods Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).